UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
METHODE ELECTRONICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	36-2090085

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

7401 West Wilson Avenue, Chicago, Illinois	60706

(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is registered

Common Stock, par value $.50 per share	New York Stock Exchange

Series A Junior Participating Preferred Stock Purchase Rights, par value $100.00 per share	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.     ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.     ☐
Securities Act registration statement file number to which this form relates: NOT APPLICABLE.
Securities to be registered pursuant to Section 12(g) of the Act:
NONE

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
This registration statement relates to the registration with the Securities and Exchange Commission (the “Commission”) of shares of common stock, par value $.50 per share (the “Common Stock”), and Series A Junior Participating Preferred Stock Purchase Rights, par value $100.00 per share (the “Preferred Stock Rights”) of the Methode Electronics, Inc. (the “Registrant”). As of October 8, 2007, there were no shares of Series A Junior Participating Preferred Stock issued and outstanding.
Common Stock
Each outstanding share of Common Stock is entitled to one vote per share on all matters, and holders of shares of Common Stock are entitled to receive dividends if, and when they are declared by the Registrant’s Board of Directors. However, holders of Common Stock do not have preemptive rights with respect to any additional shares of any class of stock which may be issued in the future. Upon any liquidation, dissolution or winding up of the Registrant, if any preferred stock is issued, the holders thereof may have priority over the holders of the Common Stock. The private property of holders of Common Stock shall not be subject to the payment of the Registrant’s debts to any extent whatever.
Anti-Takeover Considerations and the Preferred Stock Rights
The Delaware General Corporation Law and the Registrant’s Restated Certificate of Incorporation and Bylaws contain provisions that could serve to discourage or to make a change in control of the Registrant more difficult without the support of the Board of Directors or without meeting various other conditions.
On January 8, 2004, the Board of Directors declared a dividend of one Preferred Stock Right for each share of Common Stock outstanding on January 18, 2004 to the shareholders of record on that date. Each Preferred Stock Right entitles the registered holder to purchase one ten-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $65.00 per one ten-thousandth of a share, subject to adjustment.
The Preferred Stock Rights, which are not detachable, will trade automatically with the Common Stock and will not be exercisable until it is announced that a person or group has become an “acquiring person” by acquiring 15% or more of the Common Stock, or a person or group commences a tender offer that will result in such person or group owning 15% or more of the Common Stock. Thereafter, separate Preferred Stock Right certificates will be distributed, and each Preferred Stock Right will entitle its holder to purchase for the exercise price, a fraction of a share of Series A Junior Participating Preferred Stock having economic and voting terms similar to one share of Common Stock.
Upon announcement that any person or group has become an acquiring person, each Preferred Stock Right will entitle all rightholders (other than the acquiring person) to purchase, for the exercise price, a number of shares of Common Stock having a market value of twice the exercise price. Rightholders would also be entitled to purchase the common stock of another entity having a value of twice the exercise price if, after a person has become an acquiring person, the Registrant were to enter into certain mergers or other transactions with such other entity. If any person becomes an acquiring person, the Registrant’s Board of Directors may, at its option and subject to certain limitations, exchange one share of common stock for each Preferred Stock Right. The Preferred Stock Rights may be redeemed by the Board of Directors for $0.01 per Preferred Stock Right at any time prior to a person or group having become an acquiring person. The Rights will expire on January 8, 2014.

Advance Notice Requirement for Shareholder Proposals and Nominations.
Section 6(A)(2) of the Bylaws provides that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of shareholders must submit a written notice to the Secretary of the Registrant at its principal executive offices not later than the close of business on the 60th day nor earlier than the 90th day prior to the date of the meeting, or the 10th day following the day on which public announcement is first made of the date of the meeting. For shareholder proposals and nomination at the annual meeting of shareholders, the relevant date shall be the anniversary of the preceding year’s annual meeting (the “Anniversary”). However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such Anniversary, notice must be submitted not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the alter of the 60th day prior to such annual meeting, or the 10th day following the day on which the public announcement of the date of such meeting is first made by the Registrant. The shareholder shall also comply with all applicable provisions of the Securities Exchange Act of 1934, as amended.
Supermajority Vote Requirement.
In the event that the holders of Common Stock become entitled to vote on a merger, consolidation or a proposal to sell, lease or exchange substantially all of the Registrant’s assets and property, (and as a result of such transaction, the corporation will not be either (i) the surviving corporation, (ii) the parent corporation, or (iii) in continued existence,) the favorable vote of not less than 75% of the aggregate voting power of the issued and outstanding shares entitled to vote, voting together as one class, is required for the approval of any such action. However, the foregoing does not apply to any merger, consolidation or sale, lease or exchange of assets and property which is approved by resolutions of the Board of Directors.
Item 2. Exhibits.
Not Applicable.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: October 9, 2007

METHODE ELECTRONICS, INC.
By:	/s/ Douglas A. Koman
Douglas A. Koman
Vice President, Corporate Finance